UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

KT and SK Telecom Agree on Equity Swap

We hereby inform you that KT Corporation (NYSE symbol: KTC) and SK Telecom have agreed to an equity swap as follows:

1.	Details of the transaction:

•	Securities to be sold to SK Telecom: 8,266,923 common shares of SK Telecom owned by KT Corporation.

•	Securities to be purchased by KT Corporation: 29,808,333 common shares of KT Corporation owned by SK Telecom.

2.	Payment of transaction: Either:

•	Won 224,000 per common share of SK Telecom by KT Corporation and Won 50,900 per common share of KT Corporation by SK Telecom; or

•
payment of Won 334,550 million by SK Telecom to KT Corporation, representing the difference between the aggregate price of SK Telecom shares at Won 224,000 per common share and the aggregate price of KT Corporation at Won 50,900 per common share.

3.	Method of transaction: It will be decided by a mutual agreement at a future date.

4.	Change in KT Corporation’s interest in SK Telecom after the completion of the transaction: 9.27% to none.

5.	Date of board resolution: November 14, 2002.

6.	Proposed schedule: The parties plan to consummate the swap prior to January 15, 2003, but deadline may be expended if deemed necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 18, 2002

KT CORPORATION

By:	/s/ JOONG-SOO NAM
Name: Joong-Soo Nam Title: Executive Vice President and Chief Financial Officer